UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

(Check One): ___ Form 10-K __Form 20-F __Form 11-K _X_Form 10-Q __Form N-SAR

SEC FILE NUMBER - 0-18925
CUSIP NUMBER - 457954-50-1

For Period Ended:   May 31, 2000
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:_________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART 1 - REGISTRANT INFORMATION

Full Name or Registrant -     Innovo Group Inc.

Former Name if Applicable -

Address of Principal Executive Office (Street and Number) -

1808 North Cherry Street

City, State and Zip Code - Knoxville, Tennessee   37917

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
_X_ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion therefore, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

     The Company requires additional time to finalize the financial statements in its Quarterly Report for a complete and accurate filing.

PART IV - OTHER INFORMATION

(1) Name and telephone Number of person to contact in regard to this notification - Bradley White, 865-546-1110

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     _X_Yes   ___No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     _X_Yes   ___No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   For the quarter ended May 31, 2000, the Company had sales of $1,101,000 compared to $1,026,000 for the same quarter of 1999. This increase is primarily the result of the timing of back to school orders to certain customers. The net loss for the second quarter of 2000 is $740,000 compared to a net loss of $427,000 for the same quarter of the previous year. This increase is primarily due to a decrease in the gross margin for the quarter and an increase in selling, general and administrative expenses. The gross margin decreased due to a change in the mix of products from the previous year and the selling, general and administrative expenses increased due to additional spending in the marketing functions of the Company.

   Net Sales for the six months ended May 31, 2000 were $1,913,000 as compared to $2,091,000 for the same period of 1999. The decrease in sales is directly related to the reduction in sales for the Company's international subsidiary, Nasco Products International, Inc. Net Loss for the same period increased $506,000 to $1,565,000 for the six months ended May 31, 2000 from $1,059,000 for the six months ended May 31, 1999. The increase in net loss is primarily the result of a decrease in gross margins for the period and an increase in selling, general and administrative expenses.

   ________________________________________________________________________
Name of Registrant as Specified in Charter - Innovo Group Inc.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date : July 17, 2000             By /s/Bradley White
                                     Bradley White
                                     Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

                         General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commissions files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registration is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.